BRIGHTHOUSE LIFE INSURANCE COMPANY OF NY

285 Madison Avenue

New York, NY 10017

FIXED ACCOUNT RIDER

This Rider is part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider amends the Contract as follows:

DEFINITIONS

The following replaces the definition of “Account Value” in the “Definitions” section:

Account Value

Is the total of the Fixed Account Value and the value of the Shield Option(s) under this Contract, adjusted for any amounts that may be included by rider during the Accumulation Period. Also referred to as “Contract Value.”

FIXED ACCOUNT - The following is added to the Contract:

FIXED ACCOUNT PROVISIONS

Fixed Account

We credit interest to the portion of the Account Value allocated to the Fixed Account. The Fixed Account is part of our General Account. We guarantee that the interest credited to any allocation to the Fixed Account on the Issue Date will equal the Initial Interest Rate shown on the Contract Schedule. Thereafter, we will declare an interest rate as of each Contract Anniversary for the duration of the Interest Rate Term and such rate will not be less than the Minimum Guaranteed Interest Rate. If the declared interest rate equals the Minimum Guaranteed Interest Rate, we reserve the right to restrict transfers and allocations into the Fixed Account if the Company is unable to support the Minimum Guaranteed Interest Rate.

The initial Fixed Account Value is the amount initially allocated to the Fixed Account. Thereafter, the Fixed Account Value equals: (a) the initial Fixed Account Value or the Fixed Account Value on the most recent Contract Anniversary, whichever is applicable, including any transfers; plus (b) any interest credited by us; less (c) the amount of any withdrawals including any Withdrawal Charges; and less (d) any Premium or Other Taxes, if applicable.

Interest Crediting Method

Interest will be compounded and credited to the Fixed Account at an annual effective interest rate declared by Us. Interest will be credited on amounts allocated to the Fixed Account through the effective date such amounts are withdrawn or transferred from the Fixed Account.

Interest Rate Term

The Interest Rate Term is the length of time over which the current interest rate is guaranteed. At the end of the Interest Rate Term, the Fixed Account Value will automatically be renewed into the same Interest Rate Term, with the then current interest rate for such new term, unless otherwise directed by You. No Interest Rate Term will extend beyond the Annuity Date.

PURCHASE PAYMENT PROVISIONS – Replace the first paragraph of the section entitled “Shield Options” with the following:

Shield Options

On the Issue Date, you may allocate your Purchase Payment to one or more of the available Shield Options listed on the Contract Schedule and the Fixed Account. At the end of each Term or Interest Rate Term, you may transfer the Account Value attributable to the Shield Option(s) or the Fixed Account to one or more of the available Shield Options or the Fixed Account (if available) subject to the Transfer Requirements and Minimum Allocation shown on the Contract Schedule and the Renewal Provisions.

WITHDRAWAL PROVISIONS – The following will replace the section entitled “Withdrawals” under “Withdrawal Provisions” with the following:

Prior to the Annuity Date, you may, upon Notice to us, request a full or a partial withdrawal and we will withdraw that amount from the Account Value (“the amount withdrawn”). A withdrawal will result in a reduction to each Shield Option and the Fixed Account in the ratio that each Shield Option and the Fixed Account bears to the total Account

ML-22496 (09/12)

Value, as determined under the Account Value Provisions above, unless otherwise directed by you. The amount payable to you will be a net amount equal to the amount withdrawn adjusted for any applicable Withdrawal Charge and Premium and Other Taxes. The Free Withdrawal Amount shown on the Contract Schedule defines the amount You may withdraw free from any Withdrawal Charge.

The total amount withdrawn from the Account Value must not be less than the Minimum Partial Withdrawal amount shown on the Contract Schedule. If the withdrawal would result in the remaining Account Value being less than the Minimum Account Value shown on the Contract Schedule, we will treat the withdrawal request as a request for a full withdrawal.

If you request a full or partial withdrawal, the amount withdrawn after adjustments for any Withdrawal Charge will result in our paying you a net amount. The net amount payable to you is equal to (a)-(b)-(c), where:

(a)	is the amount withdrawn from the Account Value, and

(b)	is the Withdrawal Charge if any, as described on the Contract Schedule, and

(c)	is the Premium and Other Taxes, if any.

The amount withdrawn will reduce the Investment Amount, as defined in the Definitions section, for each Shield Option by the percentage reduction in the Interim Value of such Shield Option and the Fixed Account Value as applicable.

DEATH BENEFIT PROVISIONS – The following will replace the first paragraph of the section entitled “Non-Spousal Beneficiary Continuation During Accumulation Period” under “Death Benefit Provisions” with the following:

A Beneficiary who is not a spouse can choose to continue the Contract until the fifth anniversary of the Owner’s death. The Contract can be continued by a Beneficiary only if his or her share of the death benefit is at least equal to the Contract Minimum specified on the Contract Schedule. If the Beneficiary continues the Contract under this provision his or her share will not be paid. It will instead be continued in the Contract on the date we determine the Death Benefit Amount. Such Beneficiary will have the right to make partial and full withdrawals of his/her share of the Contract, not subject to Withdrawal Charges. Such Beneficiary will also have the right to make transfers at the end of a Term or Interest Rate Term as described on the Contract Schedule.

DEFERRAL OF PAYMENTS - After receipt of a Notice of withdrawal from you, we reserve the right to defer payment for a withdrawal for the period permitted by law but not for more than six (6) months.

Brighthouse Life Insurance Company of NY has caused this Rider to be signed by its Secretary.

Secretary

ML-22496 (09/12)